

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

Mail Stop 3030

March 4, 2009

VIA U.S. MAIL

Mr. Rao Uppaluri
Senior Vice President and Chief Financial Officer
Opko Health, Incorporated
4400 Biscayne Boulevard
Suite 1180
Miami, Florida 33137

      **Re:**    **Opko Health, Inc.**
                **Form 10-K for the year ended December 31, 2007**
                **Filed March 31, 2008**
                **File No. 001-33528**

Dear Mr. Uppaluri:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

               Sincerely,

               Angela Crane
               Accounting Branch Chief